EXHIBIT (a)(5)(F)

Quest Diagnostics Extends Tender Offer for all Outstanding Shares of
Celera Corporation to May 2, 2011

Enters into Memorandum of Understanding Providing for the Settlement of Merger
Agreement Litigation

MADISON, N.J., April 18, 2011/PRNewswire/— Quest Diagnostics Incorporated (NYSE: DGX), the world’s leading provider of diagnostics testing, information and services, announced today that, in connection with the entry by it and Celera Corporation (NASDAQ: CRA) into a memorandum of understanding (the “MOU”) providing for the settlement of previously consolidated purported class action lawsuits filed in Delaware and California state courts relating to its agreement to acquire Celera, it has extended its tender offer to acquire all outstanding shares of Celera common stock for $8.00 per share in cash.

The tender offer is being made by Spark Acquisition Corporation, a wholly owned subsidiary of Quest Diagnostics (“Spark”), pursuant to a previously announced Agreement and Plan of Merger, dated March 17, 2011, by and among Quest Diagnostics, Spark and Celera.  The tender offer will now expire at 5:00 p.m., New York City time, on May 2, 2011, unless extended in accordance with the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”).

The actual settlement of these purported class action lawsuits, which were filed against Celera, its directors, Quest Diagnostics and Spark, is subject to the satisfaction of various conditions, including the approval of the Delaware Court of Chancery.  Under the terms of the MOU, Quest Diagnostics and Celera have agreed to amend the Merger Agreement to provide for the extension of the tender offer period to 5:00 p.m., New York City time, on May 2, 2011; to provide that the termination fee payable under the Merger Agreement by Celera to Quest Diagnostics in certain circumstances is reduced to $15,600,000, from $23,450,000; and to permit Celera to waive any standstill (or similar) provisions in agreements it has with third parties.  Celera has also agreed to make certain additional disclosures in its solicitation/recommendation statement on Schedule 14D-9.

Quest Diagnostics and the other defendants specifically deny all the allegations made in the lawsuits and the MOU contains no admission of wrongdoing.  The six putative class action lawsuits referred to above that are being settled pursuant to the MOU are the three consolidated actions pending in the Delaware Court of Chancery under the caption In re Celera Corp. Shareholder Litigation, and the three consolidated actions pending in the California Superior Court, Alameda County under the caption Lauver v. Ordoñez, et al. Three additional actions in connection with the tender offer and the Merger Agreement remain outstanding and are not subject to the MOU:  the Alameda County action, Korngold v. Ayers, et al. and two cases pending in the Northern District of California, McCreary v. Celera Corp., et al. and Andal v. Celera Corp., et al., which the defendants intend to continue to vigorously defend.  In the event the settlement contemplated by the MOU becomes final, Quest Diagnostics and Spark believe that these actions will be dismissed as a result of the release of claims resulting from the final order approving the settlement of the consolidated Delaware and California litigation.

Any additional extension of the tender offer will be followed as promptly as practicable by public announcement thereof, and such announcement will be made no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date.  The tender offer is subject to customary conditions, including the tender of a majority of the outstanding shares of Celera common stock (calculated on a fully-diluted basis).  As previously disclosed, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on April 12, 2011.  The Depositary for the tender offer has indicated that, as of the close of business on April 15, 2011, 238,677 shares of Celera common stock had been validly tendered and not withdrawn pursuant to the tender offer.

Quest Diagnostics will file today with the SEC an amendment to its tender offer statement on Schedule TO, setting forth the terms of the amended Merger Agreement and the MOU.  Celera will file today with the SEC an amendment to its solicitation/recommendation statement on Schedule 14D-9 that will also set forth the foregoing, as well as the additional disclosures referred to above.

About Quest Diagnostics

Quest Diagnostics is the world’s leading provider of diagnostic testing, information and services that patients and doctors need to make better healthcare decisions.  The company offers the broadest access to diagnostic testing services through its network of laboratories and patient service centers, and provides interpretive consultation through its extensive medical and scientific staff.  Quest Diagnostics is a pioneer in developing innovative diagnostic tests and advanced healthcare information technology solutions that help improve patient care.  Additional company information is available at: http://www.QuestDiagnostics.com.

Legal Notices and Disclaimers

This release is for informational purposes only.  It does not constitute an offer to purchase shares of Celera or a solicitation/recommendation under the rules and regulations of the SEC.  Quest Diagnostics and its subsidiary Spark have filed with the SEC a tender offer statement on Schedule TO, including the offer to purchase and related documents, which has been previously amended and will be further amended as described herein.  Celera has filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9, which has been previously amended and will be further amended as described herein.  These documents contain important information and stockholders of Celera are advised to carefully read these documents before making any decision with respect to the cash tender offer.  These documents are available at no charge on the SEC’s website at http://www.sec.gov.  In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents may be obtained free of charge by directing a request to Quest Diagnostics at 973-520-2900.  A copy of the tender offer statement and Celera’s solicitation/recommendation statement on Schedule 14D-9 are available to all stockholders of Celera free of charge at http://www.celera.com.

The Depositary for the tender offer is Computershare Trust Company, N.A. The Information Agent for the tender offer is D.F. King & Co., Inc. The Dealer Manager for the tender offer is Morgan Stanley & Co. Incorporated.